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SEC FILE NUMBER
8-70723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TAPP ENGINE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 HANCOCK ST, # 248
(No. and Street)

QUINCY	MA	02170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT W. PETERS	(212) 668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 NORTH SAINT PAUL ST. SUITE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>TOSIN OSUNSANYA</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>TAPP ENGINE SECURITIES, LLC</u>, as of <u>JUNE 30</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Emon Christian Moore

REGISTRATION NUMBER
8033469
COMMISSION EXPIRES
September 30, 2026

Commonwealth of Virginia, County of Prince William

Signature: _Tosin Osunsanya_

Title: CEO

Notary Public
Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Tapp Engine Securities, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

For the Year Ended June 30, 2024

Tapp Engine Securities, LLC
For Year Ended June 30, 2024

Contents

 

Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Tapp Engine Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tapp Engine Securities, LLC (the Company) as of June 30, 2024, the related statements of operations, changes in member's equity, and cash flows for the year ended June 30, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2023.

Dallas, Texas
August 2, 2024

Tapp Engine Securities, LLC

Statement of Financial Condition
June 30, 2024

ASSETS

Cash	$	1,227,466
Due from broker		2,617
Investments, at fair value		888
Prepaid expenses		863
TOTAL ASSETS	$	1,231,834

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	5,800
Accounts payable - related parties	$	5,000
Note payable - related party		1,001,000
TOTAL LIABILITIES		1,011,800
Members' Equity		220,034
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,231,834

`

The accompanying notes are an integral part of these financial statements.

Tapp Engine Securities, LLC

Statement of Operations
For the Year Ended June 30, 2024

REVENUE:			
Interest and dividends		$	74
Total revenue			74
OPERATING EXPENSES:			
Regulatory fees			10,743
Professional fees			153,810
Technology expense			60,000
Other expenses			1,295
Total expenses			225,848
NET LOSS		$	(225,774)

The accompanying notes are an integral part of these financial statements.

4

Tapp Engine Securities, LLC

Statement of Changes in Members' Equity
For the Year Ended June 30, 2024

Members' equity, July 1, 2023	$	17,852
Contributions		427,956
Net loss		(225,774)
Members' equity, June 30, 2024	$	220,034

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended June 30, 2024

OPERATING ACTIVITIES:		
Net loss	$	(225,774)
Adjustments to reconcile net loss to net cash provided by		
operating activities		
(Increase) decrease in operating assets:		
Due from broker		(2,617)
Investments, at fair value		(888)
Prepaid expenses		(863)
Increase (decrease) in operating liabilities:		
Accounts payable		(2,800)
Accounts payable - related parties		1,500
Net cash used in operating activities		(231,442)
FINANCING ACTIVITIES:		
Capital contributions		427,956
Proceeds from note payable - related party		1,001,000
Net cash provided by financing activities		1,428,956
NET INCREASE IN CASH		1,197,514
CASH AT BEGINNING OF PERIOD		29,952
CASH AT END OF PERIOD	$	1,227,466
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		-
Cash paid for taxes		-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
For the Year Ended June 30, 2024

1. Organization and Nature of Business

Tapp Engine Securities, LLC (the "Company"), was formed in Delaware on June 17, 2020 as a limited liability company. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Limited Liability Company and is wholly-owned by Tapp Engine, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Leases
In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after April 1, 2019 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there was no impact under the new lease standards on the Company's financial statements.

3. CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution, which at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6⅔ percent of "aggregate indebtedness", as defined.

At June 30, 2024, the Company had net capital of $219,038 which was $214,038 in excess of its required net capital of $5,000. The Company's net capital percentage was 461.93%.

5. Taxes
No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is included in the Parent's income tax return.

Notes to Financial Statements
For the Year Ended June 30, 2024

6. Contingencies

The Company's management has evaluated events and transactions through August 2, 2024, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

7. Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets measured at fair value as of June 30, 2024:

Level 1:
  Assets

Securities owned, at fair value:	
Stocks	888
	$ 888

At June 30, 2024, the Company held no Level 2 or Level 3 investments.

8. Subsequent Events

The Company's management has evaluated events and transactions through August 2, 2024, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

Tapp Engine Securities, LLC

(A LIMITED LIABILITY COMPANY)
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2024

TOTAL MEMBERS' CAPITAL QUALIFIED FOR NET CAPITAL	$	220,034
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		(862)
Total Non-allowable assets		(862)
TENTATIVE NET CAPITAL	$	219,172
HAIRCUTS ON SECURITIES		
Securities		(134)
Total haircuts on securities		(134)
NET CAPITAL	$	219,038
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		5,800
Accounts payable - related parties		1,001,000
	$	1,006,800
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	67,120
Excess net capital	$	151,918
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	118,358
Percentage of aggregate indebtedness to net capital		459.65%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2024

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of SEC Rule 15c3-3 ("Rule") as of June 30, 2024 under Footnote 74 of SEC Release No. 34-70073 because: i) it had no revenues; ii) it had no customers and no customer transactions as defined by the Rule; iii) it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; iv) it did not carry accounts of or for customers; and v) it did not carry PAB accounts as defined in the Rule.

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of SEC Rule 15c3-3 ("Rule") as of June 30, 2024 under Footnote 74 of SEC Release No. 34-70073 because: i) it had no revenues; ii) it had no customers and no customer transactions as defined by the Rule; iii) it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; iv) it did not carry accounts of or for customers; and v) it did not carry PAB accounts as defined in the Rule.

See Report of Independent Registered Public Accounting Firm

 

Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Tapp Engine Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Tapp Engine Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a broker or dealer retailing corporate equity securities over-the-counter (2) acting as a put and call broker or dealer or option writer (3) acting as a non-exchange member arranging for transactions in listed securities by exchange member (4) broker or dealer involved in a networking, kiosk or similar arrangement with a: bank, savings bank or association, or credit union throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) acting as a broker or dealer retailing corporate equity securities over-the-counter (2) acting as a put and call broker or dealer or option writer (3) acting as a non-exchange member arranging for transactions in listed securities by exchange member (4) broker or dealer involved in a networking, kiosk or similar arrangement with a: bank, savings bank or association, or credit union and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
August 2, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Tapp Engine Securities, LLC Exemption Report

Tapp Engine Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a broker or dealer retailing corporate equity securities over-the-counter (2) acting as a put and call broker or dealer or option writer (3) acting as a non-exchange member arranging for transactions in listed securities by exchange member (4) broker or dealer involved in a networking, kiosk or similar arrangement with a: bank, savings bank or association, or credit union.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Tosin Osunsanya, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



Tosin Osunsanya
Chief Executive Officer

Date of Report: July 24, 2024